December 21, 2005



Mr. Rudolph Harold Peter Markham
Financial Director, Chief Financial Officer
Unilever N.V.
WEENA 455,
3013 AL, Rotterdam, The Netherlands


	Re:	Unilever N.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 24, 2005
		File No. 1-4547

		Unilever PLC
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 24, 2005
		File No. 1-4546


Dear Mr. Markham:

      We have reviewed your Forms 20-F for Unilever N.V. and Unilever
PLC for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

General Information, page 2

1. Throughout your filing, you have disclosed numerous non-GAAP measures, which do not appear to include the disclosures required by
Item 10(e) of Regulation S-K. We understand that Regulation S-K permits the disclosure of certain financial measures that are required or expressly permitted under U.K. GAAP. However, it appears certain disclosures do not meet this provision. For example, we note your disclosure of ungeared free cash flow, adjusted EBITDA interest cover and return on invested capital. We have included specific comments as it relates to certain of these measures below; however, in general, it appears the disclosures required by Item 10(e) of Regulation S-K have not been provided. Please revise your document to include the required disclosures for all non-GAAP financial measures you have presented in your filing that are not required or expressly permitted under U.K. GAAP, not limited to those measures identified above. Please note such disclosures include, but are not limited to: 1) a discussion of how each measure is used by management and why management believes it is an important and useful measure for investors, 2) disclosure of the limitations of the non-GAAP measure as compared to the most directly comparable measure presented under
GAAP and how management has overcome these limitations, 3) a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure, etc. We may have further comments after reviewing your response.

2. We note the discussion of return on invested capital and ungeared free cash flow on page 3. Based on the definition of these measures, it appears you have adjusted these measures to eliminate certain recurring items. Please refer to Question 8 of the Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures as issued on June 13, 2003. Tell us how you have met the burden of demonstrating the usefulness of these measures that exclude recurring items.

3. We note your disclosure on page 3 that ungeared free cash flow and return on invested capital are "key measures of value creation, used to monitor progress towards [y]our long-term strategic objectives".
However, this disclosure is not specific as to how the measures are used in this regard. Please expand your disclosure to identify specifically how these measures are used by management and why they are useful to investors. Please also refer to Question 13 of the Frequently Asked Questions issued on June 13, 2003 as it relates to ungeared free cash flow and tell us why you believe this measure is not prohibited under Item 10(e) and where you have disclosed the information noted in this guidance.

Key performance measures, page 4

Ungeared Free Cash Flow, page 6

4. You have disclosed on page 3 that ungeared free cash flow is not a liquidity measure; however, you have reconciled this measure to cash flow from group operating activities. If the measure is not used for liquidity purposes, cash flow from group operating activities does not appear to be the most directly comparable GAAP measure.
Please
revise your reconciliation to appropriately reconcile this non-GAAP financial measure to the most directly comparable GAAP measure.

5. We have reviewed footnote (b) to the reconciliation table regarding the adjustments to tax charges used in the reconciliation.
The note states the ungeared free cash flow based on actual cash paid for taxes is more representative of the underlying trend. Please expand your disclosure to explain why this is true and identify the underlying trend you are referring to. In your response, please address these items in the context of how this measure is used by management.

Adjusted EBITDA interest cover, page 6

6. You disclose adjusted EBITDA interest cover is a key measure in managing your Treasury strategy. Expand this disclosure to address specifically how you use this measure in this regard.
Additionally,
if used in your Treasury strategy, it appears adjusted EBITDA interest cover is a measure of liquidity. If so, it is inappropriate to reconcile this measure to a profit GAAP amount. Please revise your reconciliation to appropriately reconcile the non-GAAP measure to the most directly comparable GAAP measure.

7. We note your reconciliation includes a calculation of net interest cover (after effects of depreciation, amortisation, impairment and other adjustments). Please expand your disclosures to address the difference between adjusted net interest cover based on adjusted EBITDA and net interest cover. Your revised disclosure should include a discussion of how both measures are used by management and why they are important to investors.




Financial review, page 17

Finance and liquidity, page 22

8. Your liquidity disclosures note the key elements of your financial strategy continues to state an adjusted EBITDA net interest cover of greater than 8 is consistent with your strategy. Please expand your disclosures to explain the basis for this statement.

Five-year Record, page 151

9. We note your disclosure of "Funds from operations after interest and tax over lease-adjusted net debt" as calculated using amounts presented in accordance with U.K. GAAP on page 151. We note a description of its definition on page 149. This ratio appears to be a non-GAAP measure and is required to be presented in accordance with
Item 10(e) of Regulation S-K. If so, please revise your filing to provide all disclosures required by Item 10(e) or tell us why you believe such disclosures are not required.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing

      You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April M. Sifford
								Branch Chief
Cc:	Mark I. Greene
	Cravath, Swaine & Moore LLP
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Mr. Markham
Unilever N.V.
Unilever PLC
December 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010